UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80359A205

(CUSIP Number)

Benjamin G. Wolff

Julie Wolff

650 South 500 West, Suite 150

Salt Lake City, Utah, 84101

888-927-7296

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Patrick J. Schultheis

Michael Nordtvedt

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

701 Fifth Avenue, Suite 5100

Seattle, Washington 98104

(206) 883-2500

February 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80359A205

(1)	Names of reporting persons Benjamin G. Wolff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,201,277 (see item 5(b) below)
	(8)	Shared voting power 383,119 (see item 5(b) below)
	(9)	Sole dispositive power 1,201,277 (see item 5(b) below)
	(10)	Shared dispositive power 383,119 (see item 5(b) below)

(11)	Aggregate amount beneficially owned by each reporting person 1,584,396
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 6.1% (see item 5(b) below)
(14)	Type of reporting person (see instructions) IN

CUSIP No. 80359A205

(1)	Names of reporting persons Julie Wolff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 904 (see item 5(b) below)
	(8)	Shared voting power 383,119 (see item 5(b) below)
	(9)	Sole dispositive power 904 (see item 5(b) below)
	(10)	Shared dispositive power 383,119 (see item 5(b) below)

(11)	Aggregate amount beneficially owned by each reporting person 384,023
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 1.5% (see item 5(b) below)
(14)	Type of reporting person (see instructions) IN

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 3 (“Amendment No. 3”) to and amends and supplements the prior statement on Schedule 13D as filed on September 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on March 14, 2022 and Amendment No. 2 to Schedule 13D filed on September 8, 2023 (as amended, the “Schedule 13D”) relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Sarcos Technology and Robotics Corporation f/k/a Rotor Acquisition Corp. (the “Issuer”). This Amendment No. 3 is being filed to reflect the Reporting Person’s acquisition of one percent (1%) or more of the outstanding shares of the Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Scheduled 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (c) and (f)

Benjamin G. Wolff served as Executive Chairman of the Issuer from December 13, 2021 until February 1, 2023, and as Executive Vice Chairman from October 19, 2023 to February 23, 2024. Effective February 23, 2024, Mr. Wolff was appointed as the Issuer’s President and Chief Executive Officer. Mr. Wolff continues to serve as a member of the board of directors of the Issuer and chairman of the board of directors’ Strategic Transaction Committee. Julie Wolff is Mr. Wolff’s spouse, and was the Issuer’s Strategic Advisor to the General Counsel until March 31, 2023.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 17, 2024, the Issuer, Old Sarcos and Mr. Wolff entered into an employment agreement (the “Wolff Employment Agreement”) in connection with Mr. Wolff’s appointment as the Issuer’s President and Chief Executive Officer. On February 23, 2024, the board of directors of the Issuer awarded a total of 625,000 shares of Common Stock, in the form of a restricted stock award to Mr. Wolff, as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on January 19, 2024. 100% of such award will vest on the earlier of (i) February 23, 2025 and (ii) the date of a Change in Control (as defined in the Wolff Employment Agreement), in each case subject to continued service by Mr. Wolff through such date.

On February 27, 2024, Mr. Wolff voluntarily cancelled an option to purchase 170,974 shares of the Common Stock held by Mr. Wolff. Mr. Wolff voluntarily cancelled his outstanding options in order to make more shares and options available under the Issuer’s 2021 Equity Incentive Plan for employee recruiting and retention purposes.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule is hereby incorporated by reference in its entirety into this Item 3.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Benjamin G. Wolff served as Executive Chairman of the Issuer from December 13, 2021 until February 1, 2023, and as Executive Vice Chairman from October 19, 2023 to February 23, 2024. Effective February 23, 2024, Mr. Wolff was appointed the Issuer’s President and Chief Executive Officer. Mr. Wolff continues to serve as a member of the board of directors of the Issuer and chairman of the board of directors’ Strategic Transaction Committee. Mrs. Wolff is Mr. Wolff’s spouse, and was the Issuer’s Strategic Advisor to the General Counsel until March 31, 2023.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth on the cover pages and in Item 3 of this Statement are incorporated into this Item 5(a)-(b) by reference.

(a)-(b)

As of the date of this Schedule, the Reporting Persons beneficially own an aggregate of 1,585,300 shares of Common Stock, or 6.1% of the Issuer’s outstanding shares of Common Stock, consisting of:

•	383,119 shares of Common Stock held by Mare’s Leg Capital, LLC (“MLC”);

•	576,277 shares of Common Stock held directly by Mr. Wolff;

•	625,000 shares of Common Stock underlying restricted stock awards (“RSAs”) held by Mr. Wolff; and

•	904 shares of Common Stock held by Mrs. Wolff.

Mr. Wolff has sole voting and dispositive power over 1,201,277 shares of Common Stock, which consist of (a) 576,277 shares of Common Stock and (b) 625,000 shares of Common Stock underlying RSAs.

Mrs. Wolff has sole voting and dispositive power over 904 shares of Common Stock.

Mr. Wolff and Mrs. Wolff share voting and dispositive power over the 383,119 shares of Common Stock held by MLC.

The beneficial ownership percentages used in this Schedule are calculated based on the 25,877,954 shares outstanding as of February 23, 2024.

(c) Except as described in Items 3, 4 and 5 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e) Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2024

Benjamin G. Wolff

By:	/s/ Benjamin G. Wolff
Name:	Benjamin G. Wolff

Date: February 27, 2024

Julie Wolff

By:	/s/ Julie Wolff
Name:	Julie Wolff